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                             December 16, 2021

       Uzi Sofer
       Chief Executive Officer
       Alpha Tau Medical Ltd.
       Kiryat HaMada St. 5
       Jerusalem, Israel 9777605

                                                        Re: Alpha Tau Medical
Ltd.
                                                            Amendment No. 2 to
Registration Statement on Form F-4
                                                            Filed December 1,
2021
                                                            File No. 333-258915

       Dear Mr. Sofer:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 11, 2021 letter.

       Amendment No. 2 to Registration Statement on Form F-4

       Risk Factors
       Risks Related to HCCC's Accounting of its Warrants, page 99

   1.                                                   We note your disclosure
stating that after consultation with its advisors, HCCC   s
                                                        management and its
audit committee concluded that it was appropriate to restate its previously issued
financial statements included in its quarterly reports on Form 10-Q for the quarterly periods
ended March 31, 2021 and June 30, 2021, filed on June 1, 2021 and
                                                        August 17, 2021,
respectively, as a result of an error identified in the classification of
                                                        Class A common stock.
Please tell us your plans for filing amendments to HCCC's Form
                                                        10-Q's for the fiscal
quarters ended March 31, 2021 and June 30, 2021.
 Uzi Sofer
FirstName
Alpha Tau LastNameUzi
          Medical Ltd. Sofer
Comapany16,
December  NameAlpha
              2021    Tau Medical Ltd.
December
Page 2    16, 2021 Page 2
FirstName LastName
       You may contact Tracie Mariner at 202-551-3744 or Daniel Gordon at 202-3486 if you
have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:      Nathan Ajiashvili